SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F104

(CUSIP Number)

The RLJ Companies, LLC

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

Attn. H. Van Sinclair

(301) 280-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 74965F104	13D	Page 2 of 10 Pages

1		Names of Reporting Persons RLJ SPAC Acquisition, LLC
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (see instructions) WC; OO
5		Check if Disclosure of Legal Proceedings Is Required ☐ Pursuant to Item 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -
	8	Shared Voting Power 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
	9	Sole Dispositive Power -
	10	Shared Dispositive Power 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12		Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row 11 41.0% (See Item 5 below)
14		Type of Reporting Person (see instructions) OO

CUSIP No. 74965F104	13D	Page 3 of 10 Pages

1		Names of Reporting Persons The RLJ Companies, LLC
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (see instructions) WC; OO
5		Check if Disclosure of Legal Proceedings Is Required ☐ Pursuant to Item 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -
	8	Shared Voting Power 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
	9	Sole Dispositive Power -
	10	Shared Dispositive Power 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12		Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row 11 41.0% (See Item 5 below)
14		Type of Reporting Person (see instructions) HC-OO

CUSIP No. 74965F104	13D	Page 4 of 10 Pages

1		Names of Reporting Persons Robert L. Johnson
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (see instructions) WC; OO
5		Check if Disclosure of Legal Proceedings Is Required ☐ Pursuant to Item 2(d) or 2(e)
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -
	8	Shared Voting Power 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
	9	Sole Dispositive Power -
	10	Shared Dispositive Power 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,215,011 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12		Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row 11 41.0% (See Item 5 below)
14		Type of Reporting Person (see instructions) IN

CUSIP No. 74965F104	13D	Page 5 of 10 Pages

Item 1.  Security and Issuer.

 This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland 20814.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC Acquisition”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1. The agreement (the “Joint Filing Agreement”) among the Reporting Persons to file this Schedule 13D, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.1.

(b) The principal business address for each of the Reporting Persons is 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814.

(c) RLJ SPAC Acquisition is a Delaware limited liability company that was formed by The RLJ Companies for the purpose of holding shares of RLJ Acquisition, Inc. (“RLJA”) the predecessor of the Issuer. The RLJ Companies is a Delaware limited liability company, originally incorporated on December 29, 2004, which acts as a holding company for various business activities and enterprises. Mr. Johnson is a controlling person of The RLJ Companies and RLJ SPAC Acquisition, serves as the Executive Chairman of the Board of the Issuer, and previously served as the chairman of the board of RLJA from November 2010 to October 3, 2012. The RLJ Companies is the sole manager and is the sole voting member of RLJ SPAC Acquisition. Robert L. Johnson is the sole manager and the sole voting member of The RLJ Companies. Each of The RLJ Companies, RLJ SPAC Acquisition and Mr. Johnson shares the power to vote and to dispose of the securities beneficially owned by RLJ SPAC Acquisition. Each of The RLJ Companies and Mr. Johnson disclaims beneficial ownership of the securities owned by RLJ SPAC Acquisition and this report shall not be deemed an admission that they are the beneficial owners of such securities except, in the case of Mr. Johnson, to the extent of his pecuniary interest therein.

(d, e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Appendix III hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Johnson is a citizen of the United States of America. Mr. Johnson’s business address is c/o The RLJ Companies, 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814. The name, business address, present principal occupation or employment and citizenship of each executive officer of RLJ SPAC Acquisition and The RLJ Companies are set forth on Appendix III hereto and are incorporated herein by reference.

_________________________

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

CUSIP No. 74965F104	13D	Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 2 hereof is hereby incorporated herein by reference.

As described in greater detail in Item 4 below, which is hereby incorporated by reference, RLJ SPAC Acquisition was the sponsor of RLJA, a special purpose acquisition company formed as a blank check company on November 12, 2010 for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In November 2010, prior to RLJA’s initial public offering, RLJ SPAC Acquisition purchased 3,478,750 shares (the “Founders Shares”) of RLJA’s common stock for an aggregate purchase price of approximately $24,350, or approximately $0.007 per share. On February 22, 2011, simultaneously with the consummation of RLJA’s initial public offering, RLJ SPAC Acquisition purchased warrants (the “Sponsor Warrants”) to purchase 6,666,667 shares of RLJA’s common stock in a private placement, for an aggregate purchase price of $5,000,000. In August and September 2012, RLJ SPAC Acquisition purchased in open market transactions an aggregate of 1,004,000 shares (the “Open Market Shares” and, together with the Founders Shares and the Sponsor Warrants, the “RLJA Securities”) of RLJA’s common stock for an aggregate purchase price of approximately $9,985,170. The funds used by RLJ SPAC Acquisition to purchase the RLJA Securities came from RLJ SPAC Acquisition’s working capital and were contributed to RLJ SPAC Acquisition as a capital contribution by The RLJ Companies. No additional funds were used by any of the Reporting Persons to acquire any of the shares of Common Stock or warrants to purchase shares of Common Stock issued pursuant to the transactions contemplated by the Merger Agreement (as defined in Item 4 below).

Item 4. Purpose of Transaction.

The information set forth in Item 3 hereof is hereby incorporated herein by reference.

RLJA was formed as a blank check company on November 12, 2010 for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. RLJ SPAC Acquisition was RLJA’s sponsor, from that time through October 3, 2012 (at which time it ceased to be RLJA’s sponsor by reason of the transactions described in greater detail below). In order to commence its initial public offering, RLJA filed its initial registration statement on Form S-1 (the “S-1”) with the SEC on December 3, 2010, which, as amended January 7, 2011, January 28, 2011, February 10, 2011, and February 14, 2011, is incorporated by reference herein. The SEC declared the S-1 effective on February 15, 2011, and the initial public offering was consummated on February 22, 2011. As disclosed in Item 6 below, which is incorporated herein by reference, in January 2011, RLJ SPAC Acquisition entered into letter agreements with H. Van Sinclair and Lisa Wardell, pursuant to which it agreed to transfer 38,333 and 19,167 shares of the Common Stock to Mr. Sinclair and Ms. Wardell, respectively. The shares continue to be held by RLJ SPAC Acquisition, but they may be transferred to Mr. Sinclair and Ms. Wardell at any time.

On October 3, 2012, pursuant to the Agreement and Plan of Merger, dated as of April 2, 2012 (the “Merger Agreement”), by and among the Issuer, RLJA, Image Entertainment, Inc. (“Image”), RLJ Merger Sub I, Inc., a wholly-owned subsidiary of the Issuer (“RLJ Sub”), and RLJ Merger Sub II, Inc., a wholly-owned subsidiary of the Issuer (“Image Sub”), following the consummation of the merger of RLJ Sub with and into RLJA (the “RLJ Merger”) and the merger of Image Sub with and into Image (the “Image Merger” and, together with the RLJ Merger, the “Merger Transaction”), each of RLJA and Image became wholly owned subsidiaries of the Company.

CUSIP No. 74965F104	13D	Page 7 of 10 Pages

Upon completion of the Image Merger, each outstanding share of Image common stock (excluding dissenting shares) was automatically converted into the right to receive 0.00972 shares of Common Stock, except that shares of Image common stock held by Image, Image Sub, the Issuer, or any direct or indirect wholly owned subsidiary of the Issuer or Image were canceled without any conversion, payment, or distribution. Also, upon completion of the RLJ Merger, each share of RLJA common stock was automatically converted into the right to receive consideration of one share of Common Stock (except for 1,267,739 shares of RLJA’s common stock which were contributed for no consideration by RLJ SPAC Acquisition to RLJA for cancellation immediately prior to the RLJ Merger) and each warrant to purchase shares of RLJA common stock was automatically converted into a warrant to purchase an equal number of shares of Common Stock (except for warrants to purchase 2,850,000 shares of RLJA’s common stock which were contributed for no consideration by RLJ SPAC Acquisition to RLJA for cancellation immediately prior to the RLJ Merger).

As a result of the contribution, described above, by RLJ SPAC Acquisition of 1,267,739 shares of RLJA common stock and warrants to purchase 2,850,000 shares of RLJA common stock, pursuant to that certain Contribution Agreement, dated as of October 3, 2012, by and between RLJA and RLJ SPAC Acquisition (the “Contribution Agreement”), all of which shares and warrants were cancelled immediately prior to the RLJ Merger, only 3,215,011 shares of RLJA common stock and warrants to purchase 3,816,667 shares of RLJA common stock were held by RLJ SPAC Acquisition at the time of the RLJ Merger.

The Merger Transaction and the Merger Agreement were approved by the boards of directors and the stockholders of the Issuer, Image, RLJA, RLJ Sub, and Image Sub. The Merger Transaction was completed October 3, 2012.

In connection with the execution of the Merger Agreement, the Issuer also entered into an Amended and Restated Registration Rights Agreement, dated as of October 3, 2012 (the “Registration Rights Agreement”) with RLJA, JH Partners Evergreen Fund, LP (“JH I”), JH Investment Partners III, LP (“JH II”), JH Investment Partners GP Fund III, LLC (“JH III” and, together with JH I and JH II, the “JH Parties”), Drawbridge Special Opportunities Fund, LP (“Drawbridge”), Miguel Penella, certain shareholders of Acorn Media Group, Inc. (“Acorn”), Peter Edwards as the Acorn Representative, RLJ SPAC Acquisition, William S. Cohen, and Morris Goldfarb. Pursuant to the Registration Rights Agreement, the Issuer agreed to register certain of its securities held by the stockholders who are a party to the Registration Rights Agreement under the Securities Act of 1933, as amended (the “Securities Act”). Such stockholders are entitled under such agreement to certain demand, S-3 and piggyback registration rights with respect to certain of the securities held by them for sale under the Securities Act. The Reporting Persons intend to act in accordance with the terms of the Registration Rights Agreement for as long as such agreement remains in effect.

The foregoing description is qualified in its entirety by reference to the Merger Agreement and the Registration Rights Agreement. A copy of the Merger Agreement was filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4, filed with the SEC on April 13, 2012, as amended June 26, 2012, July 19, 2012, August 6, 2012, and August 10, 2012, and is hereby incorporated herein by reference. A copy of the Registration Rights Agreement was filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K, filed on October 10, 2012 and is hereby incorporated herein by reference.

Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement described above. In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to, Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

CUSIP No. 74965F104	13D	Page 8 of 10 Pages

Except as set forth above, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Appendix III hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

(a) This Schedule 13D assumes that there are 13,340,451 shares of Common Stock outstanding as of the time of filing of this Schedule 13D in reliance on the disclosure of the number of outstanding shares of Common Stock as of October 3, 2012 as reported in the Current Report on Form 8-K, filed with the SEC on October 10, 2012. As of October 3, 2012, each of RLJ SPAC Acquisition and The RLJ Companies, and Mr. Johnson may be deemed to have beneficially owned an aggregate of 7,031,678 shares of Common Stock, including (i) 3,816,666 shares of Common Stock acquired by RLJ SPAC Acquisition in the RLJ Merger, as described above in Item 4, which is incorporated herein by reference, and (ii) warrants to purchase 3,215,011 shares of Common Stock acquired by RLJ SPAC Acquisition in the RLJ Merger, as described above in Item 4, representing in the aggregate beneficial ownership of approximately 41.0% the Common Stock as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

The RLJ Companies is the sole manager and is the sole voting member of RLJ SPAC Acquisition. Robert L. Johnson is the sole manager and the sole voting member of The RLJ Companies. Each of The RLJ Companies, RLJ SPAC Acquisition and Mr. Johnson shares the power to vote and to dispose of the securities beneficially owned by RLJ SPAC Acquisition. Each of The RLJ Companies and Mr. Johnson disclaims beneficial ownership of the securities owned by RLJ SPAC Acquisition and this report shall not be deemed an admission that they are the beneficial owners of such securities except, in the case of Mr. Johnson, to the extent of his pecuniary interest therein.

CUSIP No. 74965F104	13D	Page 9 of 10 Pages

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein. The RLJ Companies is the sole manager and is the sole voting member of RLJ SPAC Acquisition. Robert L. Johnson is the sole manager and the sole voting member of The RLJ Companies. Each of The RLJ Companies, RLJ SPAC Acquisition and Mr. Johnson shares the power to vote and to dispose of the securities beneficially owned by RLJ SPAC Acquisition. Each of The RLJ Companies and Mr. Johnson disclaims beneficial ownership of the securities owned by RLJ SPAC Acquisition and this report shall not be deemed an admission that they are the beneficial owners of such securities except, in the case of Mr. Johnson, to the extent of his pecuniary interest therein.

(c) Except with regard to the transactions contemplated by the Merger Agreement described in Item 4 above, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of each of the Reporting Persons, by any of the persons listed on Appendix III hereto, during the 60-day period immediately preceding October 3, 2012.

(d) As disclosed in Item 6 below, which is incorporated herein by reference, RLJ SPAC Acquisition entered into letter agreements with H. Van Sinclair and Lisa Wardell, pursuant to which it agreed to transfer 38,333 and 19,167 shares of the Common Stock to Mr. Sinclair and Ms. Wardell, respectively. The shares continue to be held by RLJ SPAC Acquisition, but they may be transferred to Mr. Sinclair and Ms. Wardell at any time.

Except as set forth above, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Common Stock acquired by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 hereof is hereby incorporated herein by reference.

As described in Item 4 above, on January 21, 2011, RLJ SPAC Acquisition entered into letter agreements (the “Letter Agreements”) with H. Van Sinclair and Lisa Wardell pursuant to which it agreed to sell 38,333 and 19,167 shares of RLJA common stock to H. Van Sinclair and Lisa Wardell, respectively. With the occurrence of the RLJ Merger, the right to take possession of shares of RLJA common stock was automatically converted to the right to take possession of shares of Common Stock from RLJ SPAC Acquisition. While these shares of Common Stock continue to be held by RLJ SPAC Acquisition, the letter agreements remain fully valid and enforceable, and the shares may be transferred to Ms. Wardell and Mr. Sinclair, respectively, at any time. Mr. Sinclair is a director of the Issuer and has served as a director and the president, chief executive officer, and general counsel of RLJA from November 2010 through October 3, 2012. Ms. Wardell is a director of the Issuer and has served as Chief Financial Officer and Secretary of RLJA from December 2010 through October 3, 2012.

As described in Item 4 above, in connection with the issuance of the 3,215,011 shares of Common Stock and warrants to purchase 3,816,667 shares of Common Stock described in this Schedule 13D, the Issuer, RLJA and Image entered into the Merger Agreement as of April 2, 2012, a copy of which is referenced as Exhibit 1 hereto (which incorporates by reference Annex A of the Prospectus filed the Issuer pursuant to Rule 424(b)(3) with the SEC on August 10, 2012).

As described in Item 4 above, in connection with the contribution of 1,267,739 shares of RLJA’s common stock and warrants to purchase 2,850,000 shares of RLJA’s common stock for no consideration by RLJ SPAC Acquisition to RLJA for cancellation immediately prior to the RLJ Merger, RLJA and RLJ SPAC Acquisition entered into the Contribution Agreement as of October 3, 2012, a copy of which is referenced as Exhibit 2 hereto and filed herewith.

CUSIP No. 74965F104	13D	Page 10 of 10 Pages

As described in Item 4 above, in connection with the transactions contemplated by the Merger Agreement, the Issuer, RLJA, the JH Parties, Drawbridge, Miguel Penella, certain shareholders of Acorn, Peter Edwards as the Acorn Representative, RLJ SPAC Acquisition, William S. Cohen, and Morris Goldfarb entered into the Registration Rights Agreement as of October 3, 2012, a copy of which is referenced as Exhibit 3 hereto (which incorporates by reference Exhibit 10.3 to the current report on Form 8-K filed by the Issuer with the SEC on October 10, 2012).

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is referenced as Appendix I hereto.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as appendices and exhibits:

Appendix I:	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, dated as of October 15, 2012, by and among Robert L. Johnson, The RLJ Companies, LLC and RLJ SPAC Acquisition, LLC.

Appendix II:	Powers of Attorney.

Appendix III:	List of Executive Officers of RLJ SPAC Acquisition, LLC and The RLJ Companies, LLC.

EXHIBITS

1.	Agreement and Plan of Merger, dated as of April 2, 2012, by and among RLJ Entertainment, Inc., RLJ Acquisition, Inc. and Image Entertainment, Inc. (incorporated by reference to Annex A of the Prospectus filed by RLJ Entertainment, Inc. pursuant to Rule 424(b)(3) with the SEC on August 10, 2012).

2.*	Contribution Agreement, dated as of October 3, 2012, by and between RLJ Acquisition, Inc. and RLJ SPAC Acquisition.

3.	Amended and Restated Registration Rights Agreement, dated as of October 3, 2012, by and among RLJ Acquisition, Inc., RLJ Entertainment, Inc., JH Partners, LLC, JH Partners Evergreen Fund, LP, JH Investment Partners III, LP, JH Investment Partners GP Fund III, LLC, the shareholders of Acorn Media Group, Inc., Peter Edwards, as the Acorn Representative, RLJ SPAC Acquisition, LLC, William S. Cohen, and Morris Goldfarb (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed by RLJ Entertainment, Inc. with the SEC on October 10, 2012).

_____________

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 15, 2012

RLJ SPAC ACQUISITION, LLC

By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated as of October 15, 2012
THE RLJ COMPANIES, LLC

By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated as of October 15, 2012
ROBERT L. JOHNSON

/s/ Robert L. Johnson
Name: Robert L. Johnson

Appendix I

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 15th day of October, 2012, by and among The RLJ Companies, LLC, RLJ SPAC Acquisition, LLC, and Robert L. Johnson. The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

THE RLJ COMPANIES, LLC

By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

RLJ SPAC ACQUISITION, LLC

By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON

By: /s/ Robert L. Johnson
Name: Robert L. Johnson

Appendix II

POWERS OF ATTORNEY

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that The RLJ Companies, LLC, whose signature appears below, constitutes and appoints each of H. Van Sinclair and Alan I. Annex as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated as of October 15, 2012
THE RLJ COMPANIES, LLC

By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that RLJ SPAC Acquisition, LLC, whose signature appears below, constitutes and appoints each of H. Van Sinclair and Alan I. Annex as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated as of October 15, 2012

RLJ SPAC ACQUISITION, LLC

By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Robert L. Johnson, whose signature appears below, constitutes and appoints each of H. Van Sinclair and Alan I. Annex as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated as of October 15, 2012
ROBERT L. JOHNSON

/s/ Robert L. Johnson
Name: Robert L. Johnson

Appendix III

LIST OF EXECUTIVE OFFICERS OF

RLJ SPAC ACQUISITION, LLC AND THE RLJ COMPANIES, LLC

The name, position and present principal occupation of each executive officer of RLJ SPAC Acquisition, LLC and The RLJ Companies, LLC are set forth below. Each person listed below holds the same office in each of RLJ SPAC Acquisition, LLC and The RLJ Companies, LLC.

The business address for all the executive officers listed below is c/o The RLJ Companies, 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814.

All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation
Robert L. Johnson	Chairman	Chairman of The RLJ Companies, LLC
H. Van Sinclair	President and Chief Executive Officer	President and Chief Executive Officer of The RLJ Companies, LLC
Lisa W. Wardell	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of The RLJ Companies, LLC
Ernita F. Thomas	Senior Vice President and Controller	Senior Vice President and Controller of The RLJ Companies, LLC
Traci Otey Blunt	Senior Vice President, Corporate Communications & Public Affairs	Senior Vice President, Corporate Communications & Public Affairs of The RLJ Companies, LLC

Exhibit 2

CONTRIBUTION AGREEMENT

CONTRIBUTION AGREEMENT, dated October 3, 2012 (this “Agreement”) by and among RLJ Acquisition, Inc., a Nevada corporation (the “Company”), and RLJ SPAC Acquisition, LLC, a Nevada limited liability company (the “Contributing Party”). Capitalized terms used but not defined herein shall have the meaning given to such terms in the Merger Agreement (as defined below).

RECITALS

A.	On April 2, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Image Entertainment, Inc., a Delaware corporation (“Image”), pursuant to which each share of the Company’s common stock (the “Common Stock”) issued and outstanding at the RLJ Effective Time, other than RLJ Dissenting Shares, will be converted into the right to receive consideration in the form of Holdings Common Stock (the “RLJ Merger”).

B.	It is a condition precedent to Image’s obligation to complete the Mergers that the Contributing Party enters into this Agreement, which will effect the contribution of (i) 792,739 shares of Common Stock (the “Image Agreement Shares”) and (ii) warrants to purchase 1,000,000 shares of Common Stock (the “Image Agreement Warrants”) held by the Contributing Party.

C.	In connection with transactions contemplated by (i) that certain Stock Purchase Agreement, dated as of April 2, 2012, by and among Holdings, the Company, Acorn, the shareholders of Acorn, and Peter Edwards as the shareholders representative, as amended, (ii) that certain Preferred Stock Purchase Agreement, dated as of April 2, 2012, by and among Holdings, the Company and the holders of preferred stock of Image, as amended, (iii) that certain Consulting Agreement, dated as of September 18, 2012, by and among Holdings, the Company and Wexford Spectrum Investors LLC, and (iv) the proposed Credit Agreement by and among the Company, as a Borrower, the other parties designated therein as Borrowers, the guarantors from time to time party thereto, the several banks and other financial institutions and Lenders from time to time party thereto, SunTrust, as Administrative Agent, Issuing Bank and a Lender, with SunTrust Robinson Humphrey, Inc. as Lead Arranger and Bookrunner, the Contributing Party also enters into this Agreement to effect the contribution of (i) 475,000 shares of Common Stock (the “Transaction Shares” and together with the Image Agreement Shares, the “Subject Shares”) and (ii) warrants to purchase 1,850,000 shares of Common Stock (the “Transaction Warrants” and together with the Image Agreement Warrants, the “Subject Warrants”) held by the Contributing Party.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.      Contribution of Subject Shares and Subject Warrants. The Contributing Party hereby, effective immediately prior to the RLJ Effective Time, contributes and delivers to the Company the Subject Shares and Subject Warrants (and such other documents as may be reasonably requested by the Company’s transfer agent) and hereby irrevocably authorizes the Company and the Company's transfer agent to cancel, effective immediately prior to the RLJ Effective Time, the Subject Shares and Subject Warrants such that the Subject Shares and Subject Warrants will no longer be outstanding on the stock ledger and warrant ledger, as applicable, of the Company and such that the Contributing Party shall no longer have any interest whatsoever in the Subject Shares and Subject Warrants.

2.      Representations by Contributing Party. The Contributing Party represents:

(a)      The Contributing Party owns the Subject Shares and Subject Warrants, of record and beneficially, free and clear of all liens, claims, charges, security interests, and encumbrances of any kind whatsoever. The Contributing Party has sole control over the Subject Shares and Subject Warrants or sole discretionary authority over any account in which they are held. Except for this Agreement, no person has any option or right to purchase or otherwise acquire the Subject Shares or Subject Warrants, whether by contract of sale or otherwise, nor is there a "short position" as to the Subject Shares or Subject Warrants.

(b)      The Contributing Party has full right, power and authority to execute, deliver and perform this Agreement and to carry out the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by, and constitutes a valid, binding obligation of, the Contributing Party, enforceable against it in accordance with its terms (except as such enforceability may be limited by laws affecting creditor's rights generally).

3.       Further Assurances. Each party to this Agreement will use his or its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to complete and make effective the transactions contemplated by this Agreement (including the execution and delivery of such other documents and agreements as may be necessary to effect the contribution and cancellation of any Subject Shares or Subject Warrants).

4.      Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

5.      Survival of Agreements, Representations and Warranties, etc. All representations and warranties contained herein shall survive the execution and delivery of this Agreement.

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6.      Successors and Assigns. This Agreement shall bind and inure to the benefit of and be enforceable by the Company and the Contributing Party, and their respective successors and assigns.

7.       Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Nevada State Court. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Nevada State Courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement may not be enforced in or by any of the above-named courts.

8.       Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement.

9.       Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

10.    Termination. This Agreement will automatically terminate and be of no effect upon termination of the Merger Agreement pursuant to the terms of Section 8.01 thereof.

11.     Miscellaneous. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

RLJ ACQUISITION, INC. By: /s/ H. Van Sinclair Name: H. Van Sinclair Title: President and Chief Executive Officer
RLJ SPAC ACQUISITION, LLC By: /s/ H. Van Sinclair Name: H. Van Sinclair Title: President and Chief Executive Officer

[Signature Page to Contribution Agreement by and among RLJ Acquisition, Inc. and RLJ SPAC Acquisition, LLC]